EXHIBIT 99.1

VERMILION ENERGY INC.

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2011

Dated March 12, 2012

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

TABLE OF CONTENTS

GLOSSARY OF TERMS	4
Conventions	6
Abbreviations	6
Conversion	6
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	7
PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION	8
NON-GAAP MEASURES	8
VERMILION ENERGY inc.	9
General	9
Organizational Structure of the Company	9
Summary Description of the Business	10
History of Vermilion	10
NARRATIVE DESCRIPTION OF THE BUSINESS	11
Stated Business Objectives	11
Description of Properties	11
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION	13
Reserves and Future Net Revenue	13
Reconciliations of Changes in Reserves	16
Undeveloped Reserves	20
Timing of Initial Undeveloped Reserves Assignment	20
Future Development Costs	21
Oil and Gas Properties and Wells	22
Costs Incurred	22
Exploration and Development Activities	23
Properties with No Attributed Reserves	24
Abandonment and Reclamation Costs	24
Tax Information	25
Production Estimates	25
Production History	26
Marketing	28
ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY INC.	29
Management	29
Common Shares	30
Cash Dividends	30
Dividend Reinvestment Plan	31
Shareholder Rights Plan	32
AUDIT COMMITTEE MATTERS	35
Audit Committee Charter	35
Composition of the Audit Committee	35
External Audit Service Fees	36
MARKET FOR PRICE RANGE AND TRADING VOLUME OF SECURITIES	36
CREDIT RATINGs	36
CONFLICTS OF INTEREST	37
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	37
LEGAL PROCEEDINGS	37
MATERIAL CONTRACTS	37
INTERESTS OF EXPERTS	38
TRANSFER AGENT AND REGISTRAR	38

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Vermilion Energy Inc.	AIF for the year ended December 31, 2011

RISK FACTORS	38
Reserve Estimates	38
Volatility of Oil and Natural Gas Prices	38
Changes in Legislation	39
Government Regulations	39
Competition	39
Operational Matters	39
Environmental Concerns	40
Kyoto Protocol	40
Discretionary Nature of Dividends	40
Debt Service	40
Changes in Income Tax Laws	40
Depletion of Reserves	40
Net Asset Value	41
Volatility of Market Price of Common Shares	41
Variations in Interest Rates and Foreign Exchange Rates	41
Increase in Operating Costs or Decline in Production Level	41
Acquisition Assumptions	41
Failure to Realize Anticipated Benefits of Prior Acquisitions	41
Additional Financing	42
Potential Conflicts of Interest	42
GAAP Adjustments	42
Market Accessibility	42
ADDITIONAL INFORMATION	42
SCHEDULE "A" REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR 43 (FORM 51-101F2)	43
SCHEDULE "B" REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)	44
SCHEDULE "C" AUDIT COMMITTEE TERMS OF REFERENCE	45

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Vermilion Energy Inc.	AIF for the year ended December 31, 2011

GLOSSARY OF TERMS

The following are defined terms used in this annual information form:

“2003 Arrangement” means the plan of arrangement under the ABCA involving the Trust, Vermilion Resources Ltd., Clear Energy Inc. and Vermilion Acquisition Ltd., which was completed on January 22, 2003;

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“AGCA” means Alberta Gas Cost Allowance;

“affiliate” when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta);

“board of directors” or “board” means the board of directors of Vermilion;

“CGU’s” means cash generating units and based on managements’ judgement, represents the lowest level at which there is identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties;

“common shares” means a common share in the capital of the Company;

“control” means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

“Conversion Arrangement” means the plan of arrangement effected on September 1, 2010 under section 193 of the ABCA pursuant to which the Trust converted from an income trust to a corporate structure;

“Depletion units” means groups of assets or properties that are within a specific production area and have similar economic lives. Depletion units represent the lowest level of disaggregation for which Vermilion accumulates costs for the purposes of calculating and recording depletion;

“dividend” means a dividend paid by Vermilion in respect of the common shares, expressed as an amount per common share;

“Dividend Payment Date” means any date that Dividends are distributed to Shareholders, generally being the 15th day of the calendar month following the determination of a Dividend Record Date;

“Dividend Record Date” means the last day of each calendar month or such other date as may be determined from time to time by the Company;

“DRIP Plan” means the Dividend Reinvestment Plan adopted by the Company;

“GAAP” means Canadian Generally Accepted Accounting Principles, or alternatively IFRS;

“GLJ” means GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta;

“GLJ Report” means the independent engineering evaluation of certain oil, NGL and natural gas interests of the Company prepared by GLJ dated February 3, 2012 and effective December 31, 2011;

“IFRS” means International Financial Reporting Standards;

“Income Tax Act” or “Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp.), as amended, including the regulations promulgated thereunder;

“Meeting” means the annual meeting of Shareholders of the Company to be held on May 4, 2012 (or, if adjourned, such other date on which the meeting is held);

“PNG” means Petroleum and Natural Gas properties and equipment;

“PRRT” means Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia;

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Vermilion Energy Inc.	AIF for the year ended December 31, 2011

“Rights Plan” means the Shareholder rights plan of the Company;

“Senior Unsecured Notes” means the senior unsecured notes of the Company issued February 10, 2011;

“Shareholders” means holders from time to time of the Company’s common shares;

“Shareholder Rights Plan Agreement” means the Shareholder Rights Plan Agreement dated September 1, 2010 between the Company and Computershare Trust Company of Canada establishing the Rights Plan;

“Special Resolution” means a resolution proposed to be passed as a special resolution at a meeting of Shareholders and passed by the affirmative votes of the holders of not less than 66 2/3% of the common shares represented at the meeting and voted on a poll upon such resolution;

“Subsidiary” means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of common shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

“TSX” means the Toronto Stock Exchange;

“Trust” means Vermilion Energy Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta that was terminated pursuant to the Conversion Arrangement;

“Trust Unit” means units in the capital of the Trust;

“Unitholders” means former unitholders of the Trust;

“Vermilion” or the “Company” means Vermilion Energy Inc. and where context allows, its consolidated business enterprise, except that a reference to “Vermilion” prior to the date of the Conversion Arrangement means the consolidated business enterprise of the Trust, unless otherwise indicated; and

“VRL” means Vermilion Resources Ltd.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Conventions

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with GAAP.

Abbreviations

Oil and Natural Gas Liquids
bbl	Barrel
Mbbl	thousand barrels
bbl/d	barrels per day
NGLs	natural gas liquids
Natural Gas
Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
MMBtu	million British Thermal Units
Other
API	American Petroleum Institute
°API	An indication of the specific gravity of crude oil measured on the API gravity scale.
Liquid petroleum with a specified gravity of 28 °API or higher is generally referred to as light crude oil.
boe	barrel of oil equivalent
M$	thousand dollars
MM$	million dollars
Mboe	1,000 barrels of oil equivalent
MMboe	million barrels of oil equivalent
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.

Conversion

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
bbls	Cubic metres	0.159
Cubic metres	bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

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Vermilion Energy Inc.	AIF for the year ended December 31, 2011

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements included or incorporated by reference in this annual information form may constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this annual information form may include, but are not limited to:

•	capital expenditures;
•	business strategy and objectives;
•	reserve quantities and the discounted present value of future net cash flows from such reserves;
•	revenue;
•	future production levels and rates of average annual production growth;
•	exploration plans;
•	development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other costs;
•	royalty rates;
•	the timing of regulatory proceedings and approvals;
•	the timing of first commercial gas from the Corrib field; and
•	estimate of Vermilion’s share of the expected gas rates from the Corrib field.

Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of the Company to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of the Company to market oil and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of the Company to obtain financing on acceptable terms;
•	foreign currency exchange rates and interest rates;
•	future oil and natural gas prices; and
•	Management’s expectations relating to the timing and results of development activities.

Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward looking statements or information.

These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and gas deposits;
•	risks inherent in the Company's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	the Company's ability to enter into or renew leases;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of the Company to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against the Company; and
•	other risks and uncertainties described elsewhere in this annual information form or in the Company's other filings with Canadian securities authorities.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2011

The forward-looking statements or information contained in this annual information form are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained in this annual information form has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this annual information form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. The Company has adopted the standard of 6 Mcf:1 bbl when converting natural gas to barrels of oil equivalent. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP MEASURES

This annual information form includes non-GAAP measures as further described herein. Management of the Company believes these non-GAAP measures are a useful tool in analyzing operating performance. These measures do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable with the calculations of similar measures for other entities.

“Cash dividends per share” represents actual cash dividends paid per share by the Company during the relevant periods.

“Netbacks” are per unit of production measures used in operational and capital allocation decisions.

“Net dividends” is calculated as dividends declared for a given period less proceeds received by Vermilion pursuant to the dividend reinvestment plan. Dividends both before and after the dividend reinvestment plan are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by Vermilion is being used to fund dividends.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2011

VERMILION ENERGY INC.

General

Vermilion Energy Inc. is the successor to the Trust, following the completion of the conversion of the Trust from an income trust to a corporate structure by way of a court approved plan of arrangement under the ABCA on September 1, 2010. Pursuant to the Conversion Arrangement, Unitholders exchanged their Trust Units for common shares of the Company on a one-for-one basis and holders of exchangeable shares of VRL received 1.89344 common shares for each exchangeable share held.

References to “Vermilion” prior to the date of the Conversion Arrangement are generally references to the consolidated business enterprise of the Trust prior to the date of the Conversion Arrangement, whose business the Company is a successor to as a result of the Conversion Arrangement, as accounted for by “continuity-of-interest” accounting.

Vermilion Energy Inc. was incorporated on July 21, 2010 pursuant to the provisions of the ABCA for the purpose of facilitating the Conversion Arrangement. The registered and head office of Vermilion Energy Inc. is located at Suite 3500, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3.

Organizational Structure of the Company

The following diagram describes the intercorporate relationships among the Company and each of its material subsidiaries as at December 31, 2011, where each principal subsidiary was incorporated or formed and the percentage of votes attaching to all voting securities of each subsidiary beneficially owned directly or indirectly by Vermilion. Reference should be made to the appropriate sections of this annual information form for a complete description of the structure of the Company.

Notes:

(1)	Vermilion Energy Ireland Limited is the Irish Branch of a Cayman Islands incorporated company.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Summary Description of the Business

Vermilion Energy Inc.

The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Australia, Canada, France, Ireland and the Netherlands. The Company’s business plan is to expands its portfolio of organic growth opportunities and revitalize its strategic plan that targets average annual production growth of 10% while maintaining a stable dividend. Vermilion continues to develop New Growth Initiatives which target the identification and capture of meaningful unconventional resource related exploration exposure in Canada, Europe and Australia. Where possible, the Company will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

Shareholders receive monthly dividends of the cash flow generated by Vermilion as declared payable by the board of directors of the Company. The Company currently employs a strategy which: (i) provides Shareholders with a competitive annual cash-on-cash yield through monthly cash dividends, (ii) ensures that Vermilion's existing assets are maintained at a level that provides sustainable ongoing cash flow, and (iii) continues to expand the business of the Company through the development of growth opportunities that are intended to provide long-term stable cash flows and be accretive to the existing Shareholders. The Company intends to finance acquisitions through bank financing and, when necessary, the issuance of additional common shares from treasury, while maintaining prudent leverage.

Vermilion Resources Ltd.

Vermilion Energy Inc. is the sole holder of VRL common shares.

The head office of VRL is located at Suite 3500, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3 and its registered office is located at Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

History of Vermilion

The following describes the development of Vermilion's business over the last three completed financial years.

On July 30, 2009, Vermilion completed the acquisition of an 18.5% non-operated interest in the Corrib field located approximately 83 kilometres off the northwest coast of Ireland for an aggregate purchase price comprised of US$100 million paid on closing and an obligation for an additional future payment, the amount of which will vary from an estimated US$300 million to US$135 million, depending on the date when first commercial gas from the Corrib field is achieved. Pursuant to the acquisition agreement governing the Corrib acquisition, Vermilion assumed its share of future capital expenditure obligations in order to reach first commercial gas. On September 29, 2009, Vermilion filed a business acquisition report in connection with the Corrib acquisition, which may be found on SEDAR at www.sedar.com.

On October 30, 2009, Vermilion closed an equity financing of 7,282,000 Trust Units at a price $30.90 per Trust Unit for gross proceeds of $225 million. Subsequently, on December 1, 2009, Vermilion announced that the underwriters had exercised the over-allotment option in connection with the offering and Vermilion issued an additional 809,000 Trust Units at a price of $30.90 per Trust Unit for gross proceeds of approximately $25 million. As a result of exercise of the over-allotment option, the aggregate gross proceeds to Vermilion of the equity offering were approximately $250 million.

On December 21, 2009, Verenex Energy Inc., a company in which Vermilion held 18,760,540 common shares representing a 41.9% equity ownership position, was sold to a subsidiary of the Libyan Investment Authority for cash consideration of $7.09 per share plus an additional amount per common share of $0.1976 for aggregate consideration of $7.2876 per share representing gross proceeds to Vermilion of approximately $136.7 million. The proceeds were used to pay down debt.

On September 1, 2010, Vermilion converted from an income trust to a dividend paying corporation. Approval was granted from the Trust’s Unitholders to the Conversion Arrangement at a special meeting of Unitholders of the Trust held on August 31, 2010.

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par. The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016. As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company. Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date. Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2011

On November 28, 2011, Vermilion completed an equity financing of 5,370,000 common shares at a price of $49.00 per common share for gross proceeds of approximately $263 million including the partial exercise of the underwriters’ over-allotment option. The net proceeds were used to reduce a certain amount of outstanding indebtedness under the Company’s credit facility, partially fund the Company's development capital program and prospective acquisitions and for general purposes.

During the year Vermilion completed property acquisitions of various strategic properties that complement existing assets within Vermilion’s portfolio. In 2011, the cost of these property acquisitions to Vermilion was approximately $50.9 million, of which $38.8 million was from Canada and $12.1 million was from the Netherlands. None of the property acquisitions constituted a “significant acquisition” within the meaning of applicable securities laws.

On January 24, 2012, Vermilion, through its wholly-owned subsidiaries, acquired certain working interests in six producing fields located in the Paris and Aquitaine basins in France. Taking into consideration an effective date of January 1, 2011 and customary closing adjustments, Vermilion paid approximately $107 million cash at closing. Vermilion financed this acquisition through proceeds received from the November 2011 equity issuance. The acquisition did not constitute a “significant acquisition” within the meaning of applicable securities laws.

As at January 31, 2012, Vermilion had 350 full time employees of which 170 employees were located in its head office, 32 employees in its Canadian field offices, 101 employees in France, 16 employees in the Netherlands and 31 employees in Australia.

NARRATIVE DESCRIPTION OF THE BUSINESS

Stated Business Objectives

The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Australia, Canada, France, Ireland and the Netherlands. The Company’s business plan is to expands its portfolio of organic growth opportunities and revitalize its strategic plan that targets average annual production growth of 10% while maintaining a stable dividend. Vermilion continues to develop New Growth Initiatives which target the identification and capture of meaningful unconventional resource related exploration exposure in Canada, Europe and Australia. Where possible, the Company will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential participations or acquisitions, Vermilion will consider a number of factors, including: (a) the present value of the future revenue from such properties from the proved producing, total proved and proved plus probable reserves; (b) the amount of potential for additional reservoir development; (c) whether sufficient infrastructure exists in the prospect to provide for increased activity; (d) the cost of any potential development; (e) investments in properties that exhibit medium to long life reserves and stable production base; and (f) the ability of Vermilion to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. The board of directors of Vermilion may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life, asset quality and the Company's business prospects.

Description of Properties

The following is a description of the oil and natural gas properties, plants, facilities and installations in which Vermilion has an interest and that are material to Vermilion's operations and exploration activities. The production numbers stated refer to Vermilion's working interest share before deduction of Crown, freehold and other royalties. Reserve amounts are stated, before deduction of royalties, as at December 31, 2011, based on forecasted costs and price assumptions as evaluated in the GLJ Report.

Canada Assets

Vermilion’s production in Canada is located primarily in three areas, all in Alberta: Drayton Valley, Slave Lake and Central Alberta. Vermilion’s main gas producing areas are Drayton Valley and Central Alberta, while Slave Lake and the new Cardium light oil play in Drayton Valley are the main oil producing areas.

In Canada, Vermilion holds an average working interest of 68.5% in 395,616 (271,067 net) acres of developed land, 582 (396 net) producing natural gas wells and 319 (198 net) producing oil wells as at December 31, 2011. Vermilion operates five natural gas plants and has an ownership interest in five additional plants, resulting in combined gross processing capacity of over 89 MMcf/d. Vermilion has capacity of over 20,500 bbl/d of oil in five operated oil batteries, including a battery constructed to handle 15,000 bbl/d of Cardium production which was completed in 2011 on time and on budget. The new battery commenced operations August 1, 2011 and as of December, 2011, was processing approximately 6,170 bbl/d of oil which represents 71% of Vermilion’s total Cardium production.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Vermilion sold its interests in the Mitsue field resulting in a decrease in the Canadian well count of 202 (8 net) producing oil wells.

Risks and uncertainties associated with weather conditions can shorten the winter drilling season and can impact the spring and summer drilling programs, potentially resulting in increased costs or reduced production.

For a discussion of the competitive conditions affecting Vermilion’s business, refer to “Competition” in the Risk Factors section of this AIF.

For the year ended December 31, 2011, production in Canada averaged approximately 43 MMcf/d of natural gas and 5,998 bbl/d of oil and NGLs. Revenues from the sale of natural gas were $60.6 million in the year (2010 - $72.7 million) and $199.2 million from oil and NGLs (2010 - $112.5 million).

The GLJ Report assigned 38,732 Mboe of total proved reserves and 64,187 Mboe of proved plus probable reserves to Vermilion's properties located in Canada as at December 31, 2011.

France Assets

Vermilion's main producing areas in France are located in the Aquitaine Basin which is southwest of Bordeaux, France and in the Paris Basin, located just east of Paris. Vermilion's assets in France are primarily oil producing properties. The two major fields in the Paris Basin area are Champotran and Chaunoy. The two major fields in the Aquitaine Basin are Parentis and Cazaux. Vermilion operates eight oil batteries with current producing capacities of 8,100 bbl/d, however, expansion above this, could be easily accommodated. Vermilion holds an 83.6% working interest in 193,017 acres of developed land in the Aquitaine and Paris Basins. Vermilion had 220 (193 net) producing oil wells in France as at December 31, 2011.

Risks and uncertainties associated with well approvals can impact the drilling programs, potentially resulting in delays or reduced production.

For a discussion of the competitive conditions affecting Vermilion’s business, refer to “Competition” in the Risk Factors section of this AIF.

For the year ended December 31, 2011, production in France averaged approximately 8,110 bbl/d of oil and 1.0 MMcf/d of natural gas. Revenues from oil sales were $319.9 million in the year (2010 - $245.7 million) and $4.2 million from the sale of natural gas (2010 - $3.3 million).

The GLJ Report assigned 24,226 Mboe of total proved reserves and 36,030 Mboe of proved plus probable reserves to Vermilion's properties located in France.

On January 24, 2012, Vermilion, through its wholly-owned subsidiaries, acquired from Total E&P France, certain working interests in six producing fields located in the Paris and Aquitaine basins in France. The assets are expected to average approximately 2,200 boe per day of production in 2012. Vermilion acquired the remaining working interest in three existing fields; Itteville, Vert Le Grand and Vic Bihl. Three new fields were acquired; Vert Le Petit and La Croix Blanche at 100% working interest and Dommartin-Lettrée at 56% working interest.

Netherlands Assets

Vermilion's Netherlands assets consist of eight onshore concessions and one offshore concession located in the northern part of the country. Production consists solely of natural gas with a small amount of related condensate. The assets include three operated gas treatment centres that have a combined total capacity of 240 MMcf/d. Vermilion holds an approximate 63.4% working interest over the nine concessions in 49,272 (36,485 net) acres of developed land and 53 (40 net) producing gas wells as at December 31, 2011.

Risks and uncertainties associated with drilling and production permits can impact drilling programs and production timing, potentially resulting in increased costs or reduced production.

For a discussion of the competitive conditions affecting Vermilion’s business, refer to “Competition” in the Risk Factors section of this AIF.

For the year ended December 31, 2011, Vermilion's production in the Netherlands averaged 58 bbl/d of NGLs and 33 MMcf/d of natural gas. Revenues from the sale of natural gas were $114.2 million in the year (2010 - $72.8 million) and $2.0 million from NGL sales (2010 - $1.0 million).

The GLJ Report assigned 5,512 Mboe of total proved reserves and 11,025 Mboe of proved plus probable reserves to Vermilion's properties located in the Netherlands.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Australia Assets

Vermilion's Australia assets consist of a 100% operated interest in an offshore oil field located on Western Australia's northwest shelf. The platform has a current capacity of 162,000 bbl/d of total fluid. Vermilion holds a 100% working interest in the Wandoo block, which is comprised of 59,553 acres and is considered a production license. All acreage therefore is classified as producing.

The northwest shelf of Australia is subject to seasonal disruptions caused by cyclones. During cyclone season (December to March) the Company may have to reduce production rates at its offshore facilities as a result of the inability to offload to tankers due to bad weather. Cyclones may also cause production shut-ins due to the evacuation of staff or damage to the equipment on the platform.

For a discussion of the competitive conditions affecting Vermilion’s business, refer to “Competition” in the Risk Factors section of this AIF.

For the year ended December 31, 2011, Vermilion's production in the Australia averaged 8,168 bbl/d of oil. Revenues from oil sales were $331.4 million in the year (2010 - $219.7 million).

The GLJ Report assigned 12,697 Mboe of total proved reserves and 17,497 Mboe of proved plus probable reserves to Vermilion's properties located in Australia.

Ireland Assets

Vermilion holds an 18.5% non-operating interest in the offshore Corrib gas field located off the northwest coast of Ireland. Production from Corrib is expected to increase Vermilion’s volumes by approximately 54 MMcf (9,000 boe/d) once the field reaches peak production. Vermilion acquired its 18.5% working interest in the project on July 30, 2009, which comprised of seven offshore wells, both offshore and onshore pipeline segments as well as a significant natural gas processing facility. At the time of the acquisition most of the key components of the project, with the exception of the onshore pipeline, were either complete or in the latter stages of development. In 2011, approvals and permissions were granted for the onshore gas pipeline and construction has commenced with tunnelling expected to begin in the fourth quarter of 2012. Vermilion expects to continue significant capital investment on this project over the next two years and currently expects to achieve initial gas production from this field in late 2014.

The GLJ Report assigned 15,332 Mboe of total proved reserves and 17,493 Mboe of proved plus probable reserves to Vermilion’s property in Ireland.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Reserves and Future Net Revenue

The following is a summary of the oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by GLJ in a report dated February 3, 2012. Pricing used in the forecast price evaluations is set forth in the notes to the tables.

Information contained in this section is effective December 31, 2011 unless otherwise stated.

All evaluations of future net production revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments, including abandonment and reclamation obligations. It should not be assumed that the discounted future net production revenue estimated by the GLJ Report represents the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ Report. There is no assurance that the future price and cost assumptions used in the GLJ Report will prove accurate and variances could be material.

Reserves for Australia, Canada, France, Ireland and the Netherlands are established using deterministic methodology. Total proved reserves are established at the 90 percent probability (P90) level. There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves. Total proved plus probable reserves are established at the 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

The Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are contained in Schedules "A" and "B", respectively.

The following tables provide reserves data and a breakdown of future net revenue by component and production group using forecast prices and costs. For Canada, the tables following include AGCA.

13

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

The following tables may not total due to rounding.

Oil and Gas Reserves - Based on Forecast Prices and Costs(8)

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		BOE
	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross	Net
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)
Proved Developed Producing(2)(5)
Australia	12,697	12,697	-	-	-	-	-	-	12,697	12,697
Canada	8,343	6,874	19	18	76,082	67,727	2,519	1,669	23,562	19,849
France	22,748	21,020	-	-	596	566	-	-	22,847	21,114
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	22,023	22,023	30	30	3,701	3,701
Total Proved Developed Producing	43,789	40,590	19	18	98,701	90,317	2,549	1,700	62,808	57,361
Proved Developed Non-Producing(2)(6)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	526	454	-	-	6,447	5,952	96	67	1,696	1,512
France	335	300	-	-	-	-	-	-	335	300
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	10,745	10,745	21	21	1,811	1,811
Total Proved Developed Non-Producing	861	753	-	-	17,192	16,697	116	87	3,843	3,623
Proved Undeveloped(2)(7)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	7,083	6,216	-	-	33,881	31,833	743	603	13,473	12,125
France	1,043	1,006	-	-	-	-	-	-	1,043	1,006
Ireland	-	-	-	-	91,991	91,991	-	-	15,332	15,332
Netherlands	-	-	-	-	-	-	-	-	-	-
Total Proved Undeveloped	8,127	7,221	-	-	125,873	123,824	743	603	29,849	28,462
Proved(2)
Australia	12,697	12,697	-	-	-	-	-	-	12,697	12,697
Canada	15,953	13,543	19	18	116,411	105,512	3,358	2,339	38,732	33,485
France	24,127	22,325	-	-	596	566	-	-	24,226	22,419
Ireland	-	-	-	-	91,991	91,991	-	-	15,332	15,332
Netherlands	-	-	-	-	32,768	32,768	51	51	5,512	5,512
Total Proved	52,777	48,565	19	18	241,766	230,837	3,409	2,390	96,499	89,446
Probable(3)
Australia	4,800	4,800	-	-	-	-	-	-	4,800	4,800
Canada	14,035	11,759	3	3	58,525	53,712	1,663	1,218	25,455	21,932
France	11,801	11,581	-	-	19	18	-	-	11,804	11,584
Ireland	-	-	-	-	12,968	12,968	-	-	2,161	2,161
Netherlands	-	-	-	-	32,741	32,741	56	56	5,513	5,513
Total Probable	30,636	28,140	3	3	104,253	99,439	1,719	1,275	49,733	45,990
Proved Plus Probable(2)(3)
Australia	17,497	17,497	-	-	-	-	-	-	17,497	17,497
Canada	29,988	25,302	22	21	174,936	159,224	5,020	3,558	64,187	55,418
France	35,928	33,906	-	-	615	584	-	-	36,030	34,003
Ireland	-	-	-	-	104,959	104,959	-	-	17,493	17,493
Netherlands	-	-	-	-	65,508	65,508	107	107	11,025	11,025
Total Proved Plus Probable	83,413	76,705	22	21	346,019	330,276	5,128	3,665	146,232	135,436

14

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Net Present Values of Future Net Revenue - Based on Forecast Prices and Costs(8)

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
(M$)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing(2)(5)
Australia	839,270	736,208	656,026	592,341	540,804	395,196	345,463	306,882	276,336	251,697
Canada	662,170	530,000	444,686	385,426	341,960	662,170	530,000	444,686	385,426	341,960
France	1,355,615	992,545	796,523	673,831	589,227	981,952	726,431	586,200	497,381	435,623
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	128,327	117,842	109,178	101,932	95,795	97,650	88,557	81,135	75,002	69,872
Total Proved Developed Producing	2,985,382	2,376,595	2,006,414	1,753,530	1,567,786	2,136,968	1,690,450	1,418,904	1,234,146	1,099,151
Proved Developed Non-Producing(2)(6)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	44,983	34,180	27,830	23,548	20,442	44,983	34,180	27,830	23,548	20,442
France	15,689	12,380	10,326	8,898	7,827	10,291	7,908	6,437	5,424	4,674
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	89,596	64,352	48,369	37,724	30,323	69,135	47,642	34,436	25,893	20,114
Total Proved Developed Non-Producing	150,267	110,912	86,525	70,170	58,592	124,409	89,730	68,703	54,866	45,230
Proved Undeveloped(2)(7)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	319,009	210,213	140,679	93,994	61,362	319,009	210,213	140,679	93,994	61,362
France	64,858	40,470	28,264	20,767	15,710	42,539	24,830	16,000	10,680	7,183
Ireland	568,171	388,065	263,654	175,714	112,306	568,171	388,065	263,654	175,714	112,306
Netherlands	-	-	-	-	-	-	-	-	-	-
Total Proved Undeveloped	952,038	638,748	432,597	290,475	189,378	929,719	623,108	420,333	280,388	180,851
Proved(2)
Australia	839,270	736,208	656,026	592,341	540,804	395,196	345,463	306,882	276,336	251,697
Canada	1,026,162	774,393	613,195	502,969	423,764	1,026,162	774,393	613,195	502,969	423,764
France	1,436,161	1,045,395	835,114	703,496	612,764	1,034,782	759,169	608,637	513,485	447,480
Ireland	568,171	388,065	263,654	175,714	112,306	568,171	388,065	263,654	175,714	112,306
Netherlands	217,923	182,193	157,547	139,656	126,118	166,785	136,198	115,571	100,896	89,986
Total Proved	4,087,687	3,126,255	2,525,536	2,114,175	1,815,757	3,191,096	2,403,288	1,907,939	1,569,400	1,325,233
Probable(3)
Australia	309,824	215,620	156,662	118,330	92,485	137,528	94,817	68,080	50,740	39,099
Canada	829,395	502,392	328,517	227,122	163,662	644,241	394,797	262,077	184,016	134,539
France	901,599	511,090	336,881	242,553	184,809	591,453	329,010	211,860	148,683	110,307
Ireland	120,336	82,228	58,108	42,299	31,604	120,336	82,228	58,108	42,299	31,604
Netherlands	299,235	208,221	157,460	126,287	105,620	185,512	122,472	89,346	69,970	57,599
Total Probable	2,460,389	1,519,551	1,037,627	756,590	578,180	1,679,070	1,023,324	689,471	495,708	373,148
Proved Plus Probable(2)(3)
Australia	1,149,094	951,829	812,688	710,670	633,289	532,724	440,280	374,962	327,076	290,796
Canada	1,855,558	1,276,785	941,711	730,091	587,426	1,670,403	1,169,190	875,272	686,985	558,303
France	2,337,761	1,556,485	1,171,994	946,048	797,573	1,626,235	1,088,178	820,497	662,168	557,787
Ireland	688,507	470,293	321,762	218,013	143,910	688,507	470,293	321,762	218,013	143,910
Netherlands	517,158	390,414	315,007	265,943	231,738	352,298	258,670	204,917	170,866	147,585
Total Proved Plus Probable	6,548,076	4,645,806	3,563,163	2,870,765	2,393,937	4,870,166	3,426,611	2,597,410	2,065,107	1,698,381

Total Future Net Revenue (Undiscounted) Based on Forecast Prices and Costs(8)

(M$)	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment Costs	Future Net Revenue Before Income Taxes	Future Income Taxes	Future Net Revenue After Income Taxes
Proved(2)
Australia	1,337,692	-	437,203	24,602	36,618	839,270	444,074	395,196
Canada	2,628,213	364,823	867,576	335,511	34,140	1,026,162	-	1,026,162
France	2,517,926	187,241	725,903	98,820	69,800	1,436,161	401,379	1,034,782
Ireland	1,002,775	-	185,936	239,901	8,766	568,171	-	568,171
Netherlands	352,826	-	110,522	11,532	12,850	217,923	51,137	166,785
Total Proved	7,839,432	552,064	2,327,141	710,366	162,175	4,087,687	896,591	3,191,096
Proved Plus Probable(2)(3)
Australia	1,877,536	-	655,870	32,602	39,970	1,149,094	616,370	532,724
Canada	4,707,012	666,874	1,463,176	675,286	46,117	1,855,558	185,154	1,670,403
France	3,836,836	212,280	1,000,304	198,738	87,753	2,337,761	711,526	1,626,235
Ireland	1,150,073	-	211,152	241,472	8,942	688,507	-	688,507
Netherlands	731,337	-	175,111	24,372	14,696	517,158	164,860	352,298
Total Proved Plus Probable	12,302,792	879,154	3,505,613	1,172,470	197,479	6,548,076	1,677,910	4,870,166

15

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Future Net Revenue by Production Group Based on Forecast Prices and Costs(8)

	Net Present Value of Future Net Revenue Before Income Taxes (Discounted at 10% Per Year)	Unit Value
	(M$)	($/boe)
Proved(2)
Light and medium oil	1,941,451	36.48
Heavy oil	826	30.05
Associated gas and non-associated gas	566,144	17.53
Non-conventional oil and gas activities	17,114	4.38
Total Proved	2,525,536	28.24
Proved Plus Probable(2)(3)
Light and medium oil	2,714,643	31.63
Heavy oil	921	28.99
Associated gas and non-associated gas	822,449	18.62
Non-conventional oil and gas activities	25,150	4.63
Total Proved Plus Probable	3,563,163	26.31

Forecast Prices used in Estimates(8)

	Light and Medium Crude Oil			Crude Oil	Natural Gas	Natural Gas Netherlands	Natural Gas Liquids	Inflation Rate	Exchange Rate
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40[o] API ($Cdn/bbl)	Cromer Medium 29.3[o] API ($Cdn/bbl)	Brent Blend FOB North Sea ($US/bbl)	AECO Gas Price ($Cdn/MMBtu)	TTF Gas Price ($Cdn/Mcf)	FOB Field Gate ($Cdn/bbl)	Percent Per Year	($US/$Cdn)
2011	94.83	95.15	87.57	110.63	3.68	9.52	77.15	2.0	1.012
Forecast
2012	97.00	97.96	90.12	105.00	3.49	10.06	80.98	2.0	0.980
2013	100.00	101.02	92.94	105.00	4.13	10.23	82.50	2.0	0.980
2014	100.00	101.02	91.93	102.00	4.59	10.41	81.49	2.0	0.980
2015	100.00	101.02	91.93	100.00	5.05	10.71	81.49	2.0	0.980
2016	100.00	101.02	91.93	100.00	5.51	10.71	81.49	2.0	0.980
Thereafter	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	0.980

* All prices above from GLJ except Netherlands 2011 which is Vermilion’s realized price.

Reconciliations of Changes in Reserves

The following tables set forth a reconciliation of the changes in Vermilion's company gross light and medium crude oil, associated and non-associated gas (combined) reserves as at December 31, 2011 against such reserves as at December 31, 2010 based on the forecast price and cost assumptions set forth in note 8 under the heading "Statement of Reserves Data and Other Oil and Gas Information - Future Net Revenue by Production Based on Forecast Prices and Costs".

16

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Reconciliation of Company Gross Reserves by Principal Product Type - Based on Forecast Prices and Costs

AUSTRALIA	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2010	13,198	6,500	19,698	13,198	6,500	19,698	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	100	(100)	-	100	(100)	-	-	-	-	-	-	-
Technical Revisions	2,380	(1,600)	780	2,380	(1,600)	780	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(2,981)	-	(2,981)	(2,981)	-	(2,981)	-	-	-	-	-	-
At December 31, 2011	12,697	4,800	17,497	12,697	4,800	17,497	-	-	-	-	-	-

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2010	-	-	-	-	-	-	-	-	-	13,198	6,500	19,698
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	100	(100)	-
Technical Revisions	-	-	-	-	-	-	-	-	-	2,380	(1,600)	780
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	(2,981)	-	(2,981)
At December 31, 2011	-	-	-	-	-	-	-	-	-	12,697	4,800	17,497

CANADA	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2010	11,876	8,703	20,579	11,855	8,701	20,556	21	2	23	3,614	1,684	5,298
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	5,960	5,394	11,354	5,960	5,394	11,354	-	-	-	317	220	537
Technical Revisions	(18)	23	5	(22)	22	-	4	1	5	(100)	(242)	(341)
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	(130)	(82)	(212)	(130)	(82)	(212)	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(1,716)	-	(1,716)	(1,710)	-	(1,710)	(6)	-	(6)	(473)	-	(473)
At December 31, 2011	15,972	14,038	30,010	15,953	14,035	29,988	19	3	22	3,358	1,662	5,020

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2010	114,766	49,826	164,592	83,950	37,717	121,667	30,816	12,109	42,925	34,618	18,691	53,309
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	12,140	9,353	21,493	12,140	9,353	21,493	-	-	-	8,301	7,172	15,473
Technical Revisions	8,888	1,576	10,464	10,706	2,759	13,464	(1,818)	(1,183)	(3,001)	1,363	45	1,408
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	(130)	(82)	(212)
Economic Factors	(3,550)	(2,230)	(5,780)	(1,600)	(1,065)	(2,665)	(1,950)	(1,165)	(3,115)	(592)	(371)	(963)
Production	(15,833)	-	(15,833)	(13,702)	-	(13,702)	(2,131)	-	(2,131)	(4,828)	-	(4,828)
At December 31, 2011	116,411	58,525	174,936	91,494	48,764	140,257	24,918	9,761	34,679	38,732	25,455	64,187

17

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

FRANCE	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2010	26,310	12,992	39,302	26,310	12,992	39,302	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	243	241	484	243	241	484	-	-	-	-	-	-
Technical Revisions	534	(1,432)	(898)	534	(1,432)	(898)	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(2,960)	-	(2,960)	(2,960)	-	(2,960)	-	-	-	-	-	-
At December 31, 2011	24,127	11,801	35,928	24,127	11,801	35,928	-	-	-	-	-	-

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2010	2,481	74	2,555	2,481	74	2,555	-	-	-	26,724	13,004	39,728
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	243	241	484
Technical Revisions	(1,537)	(55)	(1,592)	(1,537)	(55)	(1,592)	-	-	-	277	(1,441)	(1,164)
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(348)	-	(348)	(348)	-	(348)	-	-	-	(3,018)	-	(3,018)
At December 31, 2011	596	19	615	596	19	615	-	-	-	24,226	11,804	36,030

IRELAND	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2010	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2011	-	-	-	-	-	-	-	-	-	-	-	-

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2010	91,997	12,965	104,962	91,997	12,965	104,962	-	-	-	15,333	2,161	17,494
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	(6)	3	(3)	(6)	3	(3)	-	-	-	(1)	-	(1)
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2011	91,991	12,968	104,959	91,991	12,968	104,959	-	-	-	15,332	2,161	17,493

18

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

NETHERLANDS	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2010	-	-	-	-	-	-	-	-	-	56	48	104
Discoveries	-	-	-	-	-	-	-	-	-	1	1	1
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	16	7	23
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	(21)	-	(21)
At December 31, 2011										51	56	107

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2010	38,954	33,025	71,979	38,954	33,025	71,979	-	-	-	6,548	5,552	12,100
Discoveries	501	510	1,011	501	510	1,011	-	-	-	84	86	170
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	5,313	(795)	4,518	5,313	(795)	4,518	-	-	-	901	(125)	776
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(12,000)	-	(12,000)	(12,000)	-	(12,000)	-	-	-	(2,021)	-	(2,021)
At December 31, 2011	32,768	32,740	65,508	32,768	32,740	65,508	-	-	-	5,512	5,513	11,025

TOTAL COMPANY	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2010	51,384	28,195	79,579	51,363	28,193	79,556	21	2	23	3,670	1,732	5,402
Discoveries	-	-	-	-	-	-	-	-	-	1	1	1
Extensions & Improved Recovery	6,303	5,535	11,838	6,303	5,535	11,838	-	-	-	317	220	537
Technical Revisions	2,896	(3,009)	(113)	2,892	(3,010)	(118)	4	1	5	(84)	(234)	(318)
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	(130)	(82)	(212)	(130)	(82)	(212)	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(7,657)	-	(7,657)	(7,651)	-	(7,651)	(6)	-	(6)	(494)	-	(494)
At December 31, 2011	52,796	30,639	83,435	52,777	30,636	83,413	19	3	22	3,409	1,718	5,127

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2010	248,198	95,890	344,088	217,382	83,781	301,163	30,816	12,109	42,925	96,421	45,908	142,329
Discoveries	501	510	1,011	501	510	1,011	-	-	-	84	86	170
Extensions & Improved Recovery	12,140	9,353	21,493	12,140	9,353	21,493	-	-	-	8,644	7,313	15,957
Technical Revisions	12,658	729	13,387	14,475	1,912	16,387	(1,818)	(1,183)	(3,001)	4,920	(3,121)	1,799
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	(130)	(82)	(212)
Economic Factors	(3,550)	(2,230)	(5,780)	(1,600)	(1,065)	(2,665)	(1,950)	(1,165)	(3,115)	(592)	(371)	(963)
Production	(28,181)	-	(28,181)	(26,050)	-	(26,050)	(2,131)	-	(2,131)	(12,848)	-	(12,848)
At December 31, 2011	241,766	104,252	346,018	216,849	94,491	311,339	24,918	9,761	34,679	96,499	49,733	146,232

19

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Notes:

(1)	"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deducting of royalties and without including any royalty interests of Vermilion. "Net Reserves" are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in reserves.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(5)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(6)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(7)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.
(8)	The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. See “Reserves and Future Net Revenue – Forecast Prices used in Estimates”. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

Undeveloped Reserves

Proved undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 90% probability of being recovered. Vermilion's current plan is to develop these reserves in the following two years. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Probable undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 50% probability of being recovered. Vermilion's current plan is to develop these reserves over the next five years. In general, development of these reserves requires additional evaluation data to increase the probability of success to an acceptable level for Vermilion. This increases the timeline for the development of these reserves. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Timing of Initial Undeveloped Reserves Assignment

Undeveloped Reserves Attributed in Current Year

	Light & Medium Oil (Mbbl)		Natural Gas (MMcf)		Coalbed Methane Gas (MMcf)		Natural Gas Liquids (Mbbl)		Total Oil Equivalent (Mboe)
	First Attributed (1)	Booked	First Attributed (1)	Booked	First Attributed (1)	Booked	First Attributed (1)	Booked	First Attributed (1)	Booked
Proved
Prior to 2009	2,678	2,678	2,289	2,289	21,009	21,009	128	128	6,689	6,689
2009	1,090	2,034	99,026	100,928	1,152	20,607	362	441	18,148	22,731
2010	4,627	6,588	6,454	107,633	4,943	12,958	268	751	6,795	27,438
2011	3,365	8,127	6,246	114,422	-	11,451	156	743	4,562	29,849
Probable
Prior to 2009	8,120	8,120	25,466	25,466	16,961	16,961	964	964	16,155	16,155
2009	2,184	8,047	19,348	34,566	1,598	14,374	324	754	5,999	16,958
2010	6,306	12,417	8,106	38,296	2,435	8,066	342	931	8,405	21,075
2011	5,707	15,734	11,191	47,687	-	5,761	280	937	7,852	25,580

Note:

(1) “First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year

20

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Future Development Costs

The table below sets out the future development costs deducted in estimation of future net revenue attributable to proved reserves and proved plus probable reserves (using forecast prices and undiscounted cost).

(M$)	Total Proved Estimated Using Forecast Prices and Costs	Total Proved Plus Probable Estimated Using Forecast Prices and Costs
Australia
2012	3,900	11,900
2013	3,978	3,978
2014	4,058	4,058
2015	4,139	4,139
2016	4,221	4,221
Remainder	4,306	4,306
Total for all years undiscounted	24,602	32,602
Canada
2012	147,897	181,594
2013	121,248	196,485
2014	45,198	187,049
2015	4,801	80,675
2016	3,973	6,166
Remainder	12,393	23,318
Total for all years undiscounted	335,511	675,286
France
2012	10,226	14,545
2013	27,029	61,974
2014	17,771	53,583
2015	6,125	30,068
2016	6,090	6,158
Remainder	31,580	32,410
Total for all years undiscounted	98,820	198,738
Ireland
2012	92,811	92,811
2013	80,594	80,594
2014	49,772	49,772
2015	5,232	5,232
2016	1,342	1,342
Remainder	10,151	11,722
Total for all years undiscounted	239,901	241,472
Netherlands
2012	5,755	5,755
2013	1,849	4,073
2014	755	11,371
2015	770	770
2016	785	785
Remainder	1,618	1,618
Total for all years undiscounted	11,532	24,372
Total Company
2012	260,588	306,605
2013	234,698	347,104
2014	117,553	305,833
2015	21,066	120,884
2016	16,412	18,672
Remainder	60,048	73,374
Total for all years undiscounted	710,366	1,172,470

Vermilion expects to source its capital expenditure requirements from internally generated cash flow and, as appropriate, from debt or equity financing. It is anticipated that costs of funding the future development costs will not impact development of its properties or Vermilion’s reserves or future net revenue.

21

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Oil and Gas Properties and Wells

The following table sets forth the number of wells in which Vermilion held a working interest as at December 31, 2011:

	Oil	Oil	Natural Gas	Natural Gas
	Gross Wells(1)	Net Wells(2)	Gross Wells(1)	Net Wells(2)
Australia
Producing	19	19	0	0
Non-producing	0	0	0	0
Canada
Producing	319	198	582	396
Non-producing	89	49	95	63
France
Producing	220	193	0	0
Non-producing	151	132	0	0
Ireland
Producing	0	0	0	0
Non-producing	0	0	6	1
Netherlands
Producing	0	0	53	40
Non-producing	0	0	19	14
Total Producing	558	410	635	436
Total Non-producing	240	181	120	78

Notes:

(1)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly, therein.
(3)	Well counts are based on wellbores.

Costs Incurred

The following table summarizes the capital expenditures made by Vermilion on oil and natural gas properties for the year ended December 31, 2011:

	Property Acquisition Costs
(M$)	Proved Properties	Unproved Properties	Exploration Costs	Development Costs	Total Costs
Australia	-	-	773	19,880	20,653
Canada	38,755	-	74,724	250,974	364,453
France	-	-	3,448	54,086	57,534
Ireland	-	-	174	61,829	62,003
Netherlands	12,123	-	434	24,458	37,015
Total	50,878	-	79,553	411,227	541,658

22

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Exploration and Development Activities

The following table sets forth the number of development and exploration wells which Vermilion completed during its 2011 financial year:

	Exploration Wells		Development Wells
	Gross(1)	Net(2)	Gross(1)	Net(2)
Australia
Oil	-	-	-	-
Gas	-	-	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	-	-
Canada
Oil	-	-	71.0	44.4
Gas	-	-	3.0	2.4
Standing	-	-	8.0	4.4
Dry Holes	-	-	1.0	0.1
Total Completed	-	-	83.0	51.3
France
Oil	-	-	1.0	1.0
Gas	-	-	-	-
Service	-	-	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	1.0	1.0
Ireland
Oil	-	-	-	-
Gas	-	-	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	-	-
Netherlands
Oil	-	-	-	-
Gas	-	-	-	-
Standing	2.0	0.9	-	-
Dry Holes	2.0	1.4	-	-
Total Completed	4.0	2.3	-	-
Total Company
Oil	-	-	72.0	45.4
Gas	-	-	3.0	2.4
Service	-	-	-	-
Standing	2.0	0.9	8.0	4.4
Dry Holes	2.0	1.4	1.0	0.1
Total Completed	4.0	2.3	84.0	52.3

Notes:

(1)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion has currently budgeted $375 million for its 2012 capital program in Australia, Canada, France, Ireland and the Netherlands. The funds will be used to drill wells to develop reserves in its Canadian key area, the Cardium play in Drayton Valley, Central Alberta, and in Australia, France, Ireland and the Netherlands. A portion of the capital will be allocated to workovers, production optimization, and maintenance capital in each country.

23

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Properties with No Attributed Reserves

The following table sets out Vermilion's undeveloped land as at December 31, 2011:

	Undeveloped Land
Country	Gross Acres(1)	Net Acres(2)
Australia	-	-
Canada	357,474	274,838
France	754,880	754,880
Ireland	57,531	10,643
Netherlands	430,222	267,457
Total	1,600,107	1,307,819

Notes:

(1)	"Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion expects its rights to explore, develop and exploit approximately 16,531 net acres in Canada and 228,564 net acres in France which expire within one year. In the Netherlands, Ireland and Australia, no such rights expire within one year.

Abandonment and Reclamation Costs

Vermilion has estimated its abandonment costs by determining amounts for facility decommissioning and reclamation costs (including salvage) by area in Australia, Canada, France, Ireland and the Netherlands. As well, Vermilion has determined abandonment costs (including salvage) and reclamation costs per well, by area and applied this amount to its net wells in each of the countries. The number of net wells to be abandoned is 1,079 in Canada, 384 in France, 58 in the Netherlands, 20 in Australia and one in Ireland.

The total amount of costs including future drilling locations, net of salvage, as estimated in the GLJ Report, is set forth in the following table:

Country	Undiscounted (M$)	Discounted 10% (M$)
Australia	36,618	13,800
Canada	34,140	11,176
France	69,800	20,209
Ireland	8,766	2,930
Netherlands	12,850	8,274
Total	162,174	56,389

In estimating the future net revenue, it is important to note that future costs associated with abandonment of surface facilities, well site reclamation, pipeline abandonments, non-producing wells and reclamation costs, not including downhole costs listed above, are estimated by management of the Company as:

Country	Facilities Undiscounted (M$)	Discounted 10% (M$)
Australia	138,513	28,312
Canada	79,322	39,981
France	57,073	7,022
Ireland	20,216	4,100
Netherlands	93,924	50,206
Total	389,048	129,621

In the next three years, as estimated in the GLJ Report, Vermilion expects to pay abandonment and reclamation costs of:

Country	Undiscounted (M$)	Discounted 10% (M$)
Australia	-	-
Canada	1,848	1,588
France	3,439	2,877
Ireland	-	-
Netherlands	3,485	3,029
Total	8,772	7,494

24

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Tax Information

In Canada, the Company is subject to normal corporate tax rates on its taxable income.  It is not expected to have Canadian taxes payable in the immediate future as there are sufficient tax pools available to reduce future taxable income, subject to changes in the business model or significant increases to commodity prices.

In France, the Company is currently subject to an approximate 34% corporate tax rate after eligible deductions. In the Netherlands, the Company is currently subject to an approximate 46% corporate tax rate after eligible deductions. In Australia, the Company is currently subject to an approximate 30% corporate tax rate after eligible deductions in addition to PRRT which is approximately 40%. Ireland is subject to tax at 25% after eligible deductions.

Production Estimates

The following table sets forth the volume of production estimated for the year 2012 as reflected in the estimates of gross proved reserves and gross proved plus probable reserves:

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	BOE
	(bbl/d)	(bbl/d)	(Mcf/d)	(bbl/d)	(boe/d)
Australia
Proved	6,860	-	-	-	6,860
Proved Plus Probable	7,123	-	-	-	7,123
Canada
Proved	6,134	10	39,202	1,237	13,915
Proved Plus Probable	7,060	10	40,988	1,290	15,191
France
Proved	7,631	-	880	-	7,777
Proved Plus Probable	7,959	-	900	-	8,109
Ireland
Proved	-	-	-	-	-
Proved Plus Probable	-	-	-	-	-
Netherlands
Proved	-	-	22,748	32	3,823
Proved Plus Probable	-	-	31,905	47	5,364
Total Proved	20,625	10	62,830	1,269	32,375
Total Proved Plus Probable	22,142	10	73,793	1,337	35,787

25

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Vermilion for each quarter of its most recently completed financial year. Vermilion had no production from its Ireland assets in 2011. Light and medium oil in the following table includes any amounts generated by the sale of heavy oil and is deemed to be immaterial by Vermilion.

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Australia
Average Daily Production
Light and Medium Oil (bbl/d)	8,309	8,692	7,992	7,686
Natural Gas (MMcf/d)	-	-	-	-
Natural Gas Liquids (bbl/d)	-	-	-	-
Average Net Prices Received
Light and Medium Oil ($/bbl)	99.23	132.87	102.98	108.00
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Royalties(1)
Light and Medium Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/bbl)	14.90	14.91	15.70	17.00
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/bbl)	84.33	117.96	87.28	91.00
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Canada
Average Daily Production
Light and Medium Oil (bbl/d)	3,801	3,856	4,527	6,591
Natural Gas (MMcf/d)	43.31	43.30	42.94	43.96
Natural Gas Liquids (bbl/d)	1,285	1,353	1,304	1,246
Average Net Prices Received
Light and Medium Oil ($/bbl)	87.88	100.39	89.42	98.09
Natural Gas ($/Mcf)	4.00	4.00	3.95	3.38
Natural Gas Liquids ($/bbl)	76.35	82.33	75.42	80.14
Royalties
Light and Medium Oil ($/bbl)	13.77	13.74	11.81	11.37
Natural Gas ($/Mcf)	0.37	0.06	0.20	0.19
Natural Gas Liquids ($/bbl)	12.52	1.80	6.49	6.53
Transportation
Light and Medium Oil ($/bbl)	1.56	1.43	1.68	1.75
Natural Gas ($/Mcf)	0.20	0.18	0.18	0.18
Natural Gas Liquids ($/bbl)	1.79	2.04	1.91	1.78
Production Costs
Light and Medium Oil ($/bbl)	16.98	18.42	12.82	9.04
Natural Gas ($/Mcf)	1.48	1.49	1.73	1.43
Natural Gas Liquids ($/bbl)	8.73	8.94	10.73	6.25
Netback Received
Light and Medium Oil ($/bbl)	55.57	66.80	63.11	75.93
Natural Gas ($/Mcf)	1.95	2.27	1.84	1.58
Natural Gas Liquids ($/bbl)	53.31	69.55	56.29	65.58

Note:

(1)	As a result of Vermilion’s adoption of IFRS, Vermilion no longer includes PRRT within royalties. Under IFRS, Vermilion accounts for PRRT as an income tax and accordingly, royalty netbacks exclude PRRT.

26

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

France
Average Daily Production
Light and Medium Oil (bbl/d)	8,411	8,273	7,946	7,819
Natural Gas (MMcf/d)	1.02	0.88	0.97	0.94
Natural Gas Liquids (bbl/d)	-	-	-	-
Average Net Prices Received
Light and Medium Oil ($/bbl)	101.58	108.58	109.06	113.39
Natural Gas ($/Mcf)	10.64	11.53	12.66	13.15
Natural Gas Liquids ($/bbl)	-	-	-	-
Royalties
Light and Medium Oil ($/bbl)	5.96	6.30	6.98	6.68
Natural Gas ($/Mcf)	0.21	0.26	0.33	0.27
Natural Gas Liquids ($/bbl)	-	-	-	-
Transportation
Light and Medium Oil ($/bbl)	3.13	2.96	3.51	4.11
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/bbl)	12.44	14.97	19.18	15.33
Natural Gas ($/Mcf)	3.34	3.30	2.94	4.07
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/bbl)	80.05	84.35	79.39	87.27
Natural Gas ($/Mcf)	7.09	7.97	9.39	8.81
Natural Gas Liquids ($/bbl)	-	-	-	-
Netherlands
Average Daily Production
Light and Medium Oil (bbl/d)	-	-	-	-
Natural Gas (MMcf/d)	29.96	33.77	33.15	34.58
Natural Gas Liquids (bbl/d)	46	54	64	66
Average Net Prices Received
Light and Medium Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	8.45	9.42	9.61	10.43
Natural Gas Liquids ($/bbl)	91.81	97.30	95.41	92.59
Production Costs
Light and Medium Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	1.63	1.29	1.31	1.62
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	6.82	8.13	8.30	8.81
Natural Gas Liquids ($/bbl)	91.81	97.30	95.41	92.59
Total
Average Daily Production
Light and Medium Oil (bbl/d)	20,521	20,821	20,465	22,096
Natural Gas (MMcf/d)	74.29	77.95	77.06	79.48
Natural Gas Liquids (bbl/d)	1,331	1,407	1,368	1,312
Average Net Prices Received
Light and Medium Oil ($/bbl)	98.09	117.21	102.34	106.95
Natural Gas ($/Mcf)	5.89	6.43	6.50	6.57
Natural Gas Liquids ($/bbl)	76.88	82.90	76.36	80.77
Royalties
Light and Medium Oil ($/bbl)	4.99	5.05	5.32	5.75
Natural Gas ($/Mcf)	0.22	0.03	0.11	0.11
Natural Gas Liquids ($/bbl)	22.01	21.36	21.08	21.02
Transportation Costs
Light and Medium Oil ($/bbl)	1.57	1.44	1.73	1.97
Natural Gas ($/Mcf)	0.12	0.10	0.10	0.10
Natural Gas Liquids ($/bbl)	1.73	1.96	1.82	1.69
Production Costs
Light and Medium Oil ($/bbl)	14.28	15.59	16.41	14.04
Natural Gas ($/Mcf)	1.57	1.42	1.57	1.54
Natural Gas Liquids ($/bbl)	8.43	8.60	10.22	5.94
Netback Received
Light and Medium Oil ($/bbl)	77.25	95.13	78.88	85.19
Natural Gas ($/Mcf)	3.98	4.88	4.72	4.82
Natural Gas Liquids ($/bbl)	44.71	50.98	43.24	52.12

27

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Marketing

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future petroleum and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has elected not to designate any of its price risk management activities as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period. During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use. Vermilion does not apply fair value accounting on these contracts as they were entered into and continue to be held for the sale of production or operational use in accordance with the Company’s expected requirements. Vermilion does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

The following table summarizes Vermilion’s outstanding financial derivative positions as at December 31, 2011:

Risk Management	Funded Cost	bbls/d	US $/bbl
Collar - WTI
January 2012 to June 2012	US $1.00/bbl	500	78.00 - 97.25
January 2012 to June 2012	US $1.00/bbl	500	78.00 - 101.80
January 2012 to June 2012	US $1.00/bbl	500	82.00 - 116.20
January 2012 to June 2012	US $1.00/bbl	500	82.00 - 116.25
January 2012 to June 2012	US $1.00/bbl	350	82.00 - 121.75
January 2012 to June 2012	US $1.00/bbl	250	82.00 - 124.05
January 2012 to June 2012	US $1.00/bbl	250	82.00 - 123.00
January 2012 to December 2012	US $1.00/bbl	250	82.00 - 119.45
July 2012 to December 2012	US $1.00/bbl	500	78.00 - 104.15
July 2012 to December 2012	US $1.00/bbl	500	82.00 - 99.35
July 2012 to December 2012	US $1.00/bbl	500	82.00 - 115.10
Collar - DATED BRENT
January 2012 to June 2012	US $1.00/bbl	750	82.00 - 105.60
January 2012 to June 2012	US $1.00/bbl	750	82.00 - 104.80
January 2012 to June 2012	US $1.00/bbl	750	82.00 - 106.10
January 2012 to June 2012	US $1.00/bbl	500	95.00 - 120.65
January 2012 to June 2012	US $1.00/bbl	350	95.00 - 123.05
January 2012 to December 2012	US $1.00/bbl	1,000	82.00 - 113.40
January 2012 to December 2012	US $1.00/bbl	500	82.00 - 115.50
January 2012 to December 2012	US $1.00/bbl	500	82.00 - 130.75
July 2012 to December 2012	US $1.00/bbl	1,000	82.00 - 126.55
July 2012 to December 2012	US $1.00/bbl	1,000	82.00 - 126.05
Put - DATED BRENT
January 2012 to December 2012	US $4.46/bbl	600	83.00
January 2012 to December 2012	US $4.90/bbl	600	83.00
January 2012 to December 2012	US $4.49/bbl	600	83.00
January 2012 to December 2012	US $4.39/bbl	600	83.00
January 2012 to December 2012	US $3.65/bbl	500	83.00

28

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY INC.

Management

Vermilion has a board of directors currently consisting of seven individuals. The directors are elected by the Company at the direction of Shareholders by ordinary resolution, and hold office until the Meeting. As at March 5, 2012, the directors and officers of Vermilion, as a group, beneficially owned, or controlled or directed, directly or indirectly, 4,753,495 common shares representing approximately 4.9% of the issued and outstanding common shares.

The following table sets forth certain information respecting the current directors and officers of Vermilion. References to Vermilion in the following table for dates prior to the Conversion Arrangement refer to VRL and to the Company following the date of the Conversion Arrangement.

Directors Name and Municipality of Residence	Office Held	Year First Elected or Appointed as Director	Principal Occupation During the Past Five Years
Lorenzo Donadeo Calgary, Alberta, Canada	President and Chief Executive Officer and Director	1994	Since 2003, President and Chief Executive Officer of Vermilion

W. Kenneth Davidson (2)(3) Oakville, Ontario, Canada	Director	2005	Since 2000, Director of Millar Western Forest Products Ltd., a private forest products company From 2009 to February 2011, Director of Realex Properties Corp., a public real estate company

Claudio A. Ghersinich (2)(4)(5) Calgary, Alberta, Canada	Director	1994	Since 2005, President of Carrera Investments Corp., a private investment company

Joseph F. Killi (2)(3) Calgary, Alberta, Canada	Director	1999

Since 2008, President and Chief Executive Officer and director of Wilmington Capital Management Inc., a public investment company.

From January 2011 to December 2011, Executive Chairman of Parkbridge Lifestyle Communities Inc., a private real estate company

From 2005 to January 2011, Executive Chairman of Parkbridge Lifestyle Communities Inc., a public real estate company

From 2005 to February 2011, Vice Chairman of Realex Properties Corp., a public real estate company

Since 1993, President of Rosebridge Capital Corp. Inc., a private real estate investment company

Larry J. Macdonald (1)(2)(3)(4)(5) Okotoks, Alberta, Canada	Director and Chairman of the Board	2002	Since 2003, Chairman & Chief Executive Officer and a director of Point Energy Ltd., a private oil and gas company Since 2003, Managing Director of Northpoint Energy Ltd., a private oil and gas company

William F. Madison (2)(4)(5) Sugar Land, Texas, USA	Director	2004

From 1999 to 2006, a director of Montana Tech Foundation of the University of Montana System, serving as Chairman during 2004 and 2005

Since 2007, Director of Canadian Oil Recovery and Remediation Enterprise, Inc., a public oil recovery and remediation company

Timothy R. Marchant (3)(4)(5) Calgary, Alberta, Canada	Director	2010

2009 to present, Adjunct Professor of Strategy and Energy Geopolitics, Haskayne School of Business

Since December, 2011, Executive Chair or Anatolia Energy Corp., a public oil and gas company

2007 to 2009, Vice President, Middle East Business Development for BP International

2004 to 2007, President, BP Kuwait

29

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Notes:

(1) Chairman of the Board

(2) Member of the Audit Committee

(3) Member of the Governance and Human Resources Committee

(4) Member of the Health, Safety and Environment Committee

(5) Member of the Independent Reserves Committee

Officers Name and Municipality of Residence	Office Held	Principal Occupation During the Past Five Years
John D. Donovan Calgary, Alberta, Canada	Executive Vice President Business Development	Since 2005, Executive Vice President, Business Development of Vermilion
Curtis W. Hicks Calgary, Alberta, Canada	Executive Vice President and Chief Financial Officer	Since 2004, Executive Vice President and Chief Financial Officer of Vermilion
G.R. (Bob) Mac Dougall Calgary, Alberta, Canada	Executive Vice President and Chief Operating Officer	Since 2006, Executive Vice President and Chief Operating Officer of Vermilion
Mona Jasinski Calgary, Alberta, Canada	Executive Vice President People	Since 2011, Executive Vice President People of Vermilion 2009 to 2011, Vice President People of Vermilion 2004 to 2009, HR Manager, Shell Onshore Production, North America

Raj C. Patel Calgary, Alberta, Canada	Vice President Marketing	Since 2001, Vice President, Marketing of Vermilion

Peter Sider Biscarrosse, France	Vice President European Operations

Since July 2009, Vice President European Operations

March 2008 to July 2009, Regional General Manager, European Operations

2006 to March 2008, Managing Director of Vermilion Oil & Gas Netherlands B.V., a subsidiary of the Company

Robert J. Engbloom, Q.C. Calgary, Alberta, Canada	Corporate Secretary	Since January 1, 2012, partner with and Deputy Chair of Norton Rose Canada LLP, a law firm 1999 to 2011, partner with Macleod Dixon LLP, a law firm

Common Shares

Each common share entitles the holder to receive notice of and to attend all meetings of the shareholders of the Company and to one vote at such meetings. The holders of common shares will be, at the discretion of the board and subject to applicable legal restrictions, entitled to receive any dividends declared by the board on the common shares. The holders of common shares will be entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among the Shareholders for the purpose of winding-up its affairs.

Cash Dividends

The Company expects to pay dividends on a monthly basis in a manner similar to the former approach of the Trust relating to distributions. However, all decisions with respect to the declaration of dividends on the common shares will be made by the board on the basis of the Company's earnings, financial requirements and other conditions existing at such future time, planned acquisitions, income tax payable by the Company, crude oil and natural gas prices and access to capital markets, as well as the satisfaction of solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends. It is expected that the dividends will be "eligible dividends" for income tax purposes and thus qualify for the enhanced gross-up and tax credit regime for certain shareholders of the Company.

30

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Record of Cash Dividends

The following table sets forth the amount of per period cash distributions per Unit declared by the Trust since the completion of the 2003 Arrangement on January 22, 2003 and the per period cash dividends per common share declared by the Company since the completion of the Conversion Arrangement on September 1, 2010. Dividends are generally paid on the 15th day of the month following the month of declaration. Until the December 14, 2007 distribution announcement, Vermilion had paid distributions of $0.17 per Trust Unit per month. Starting with the January 15, 2008 payment date, Vermilion has paid distributions/dividends of $0.19 per Trust Unit /common share per month.

Period	Distribution Amount for Period per Trust Unit
As Vermilion Energy Trust
2003 – January 22 to December 31	$1.87
2004 – January to December	$2.04
2005 – January to December	$2.04
2006 – January to December	$2.04
2007 – January to December	$2.06
2008 – January to December	$2.28
2009 – January to December	$2.28
2010 – January to September (1)	$1.71

Period	Dividend Amount for Period per Common Share
As Vermilion Energy Inc.
2010 – September to December (1)	$0.57
2011 – January to December	$2.28
2012 – January to February	$0.38
Total cash dividends since January 22, 2003	$19.55

Notes:

(1)	Total cash dividends paid out in 2010 by Vermilion and the Trust to a holder of a common share who was a former holder of a Trust Unit equals $2.28.

Dividend Reinvestment Plan

The Company has established a DRIP Plan. The DRIP Plan is only available to registered Shareholders who are residents of Canada.

Under the DRIP Plan, registered Shareholders may, at their option, reinvest their cash dividends to purchase additional common shares (the "DRIP common shares") by directing the Plan Agent (as defined below) to apply dividends on their existing common shares to the purchase of DRIP common shares. Computershare Trust Company of Canada in its capacity as plan agent (the "Plan Agent") will apply cash dividends towards the purchase of DRIP common shares from the Company, subject to certain limitations either from treasury or at the discretion of Vermilion through the facilities of the TSX. DRIP common shares will be acquired either at the average market price at which DRIP common shares are acquired through the facilities of the TSX or from treasury based on the weighted average of the previous 10 days of trading prior to the applicable dividend. Participants in the DRIP Plan will also receive additional dividends of common shares equal to 5% of the DRIP common shares purchased with their dividends. Participants will not have to pay any brokerage fees or service charges in connection with the purchase of DRIP common shares.

Registered Shareholders may, after electing to participate in the DRIP Plan, terminate their participation in the DRIP Plan by written notice to the Plan Agent. That notice, if actually received no later than five (5) business days prior to a Dividend Record Date, will have effect for the dividend to be made on the following Dividend Payment Date. Thereafter, dividends to those Shareholders will be in cash. The Company may amend, suspend or terminate the DRIP Plan in its sole discretion provided that any amendment to the DRIP Plan must be approved by the TSX and that any amendment, modification or suspension shall have no retroactive effect if it would prejudice the interests of the participants. The Company is not required to issue common shares into any jurisdiction where the issuance would be illegal.

31

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Shareholder Rights Plan

A unitholder rights plan was first implemented in 2003 in conjunction with the 2003 Arrangement. At each of the annual and special meetings of holders of Trust Units held in 2006 and 2009, the unitholders rights plan was renewed and approved by holders of the Trust Units. In conjunction with the Conversion Arrangement, the Rights Plan for the Company was approved. The objectives of the Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any takeover bid for the Company. Takeover bids may be structured to be coercive or may be initiated at a time when the board of directors of Vermilion will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which may be insufficient for the directors to:

(a)	evaluate a takeover bid (particularly if it includes share or trust unit consideration);

(b)	explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Shareholder value; and

(c)	make reasoned recommendations to the Shareholders.

The Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the board of directors of Vermilion time if, in the circumstances, the board of directors determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding common shares of the Company. As set forth in detail below, the Rights Plan discourages coercive hostile takeover bids by creating the potential that any common shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of common shares who are not related to the bidder will be entitled to exercise rights issued to them under the Rights Plan and to acquire common shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Rights Plan. Accordingly, the Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the board of directors of Vermilion to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Rights Plan are designed to ensure that in any takeover bid for outstanding common shares of the Company all Shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Rights Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid. The board of directors did not adopt the Rights Plan to prevent a takeover of the Company, to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the Common Shares of the Company.

Summary of the Plan

The following summary of terms of the Rights Plan is qualified in its entirety by reference to the text of the Shareholder Rights Plan Agreement. A copy of the Shareholder Rights Plan Agreement will be available in its entirety upon request at the head office of Vermilion during normal business hours.

Term

The Rights Plan will remain in effect until termination of the annual meeting of Shareholders of the Company in 2013 unless the term of the Shareholder Rights Plan Agreement is extended beyond such date by resolution of Shareholders.

Issue of Rights

One right (a "Right") has been issued by the Company pursuant to the Shareholder Rights Plan Agreement in respect of each common share of the Company outstanding at the close of business on September 1, 2010 (the "Record Time"). One Right will also be issued for each additional common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) or the Expiration Time (as defined below).

32

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Rights Exercise Privilege

The Rights will separate from the voting common shares to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a takeover bid that is not an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the voting securities of the Company is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase common shares at a substantial discount to their prevailing market price at the time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per common share until the Rights separate from the underlying common shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders currently trade their common shares.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder whereby the Shareholder agrees to deposit or tender voting common shares to a takeover bid made by such person, provided that the agreement meets certain requirements including:

(a)	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;

(b)	the Shareholder who has agreed to tender voting common shares to the takeover bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting common shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per common share at which the Shareholder has agreed to deposit or tender voting common shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting common shares offered to be purchased under the Lock-Up Bid is less than all of the voting common shares held by Shareholders (excluding common shares held by the offeror), the number of voting common shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting common shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting common shares offered to be purchased under the Lock-Up Bid; and

(c)	no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the Shareholder if the Shareholder fails to deposit or tender voting common shares to the Lock-Up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued from and after the effective date (the "Effective Date") of the Shareholder Rights Plan Agreement (being the later of the date of the Shareholder Rights Plan Agreement and the receipt by the Company of all regulatory approvals with respect to the Shareholder Rights Plan Agreement). Rights are also attached to common shares outstanding on the Effective Date, although certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Company common shares and will not be exercisable or transferable separately from the common shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the common shares.

33

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following:

(a)	the takeover bid must be made by means of a takeover bid circular;

(b)	the takeover bid is made to all holders of voting common shares as registered on the books of the Company, other than the offeror;

(c)	the takeover bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting common shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 45 days following the date of the takeover bid and only if at such date more than 50% of the voting common shares held by independent Shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

(d)	the takeover bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, voting common shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting common shares may be taken up and paid for and that any voting common shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

(e)	the takeover bid contains an irrevocable and unqualified provision that if, on the date on which voting common shares may be taken up and paid for, more than 50% of the voting common shares held by independent Shareholders shall have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of voting common shares for not less than ten business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the board of directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting common shares on terms which the board of directors considers fair to all Shareholders. In such circumstances, the board of directors may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting common shares while the initial takeover bid is outstanding. The board of directors may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting common shares of the Company within 14 days or such earlier or later date as may be specified by the board. With the prior consent of the holders of voting common shares, the board of directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting common shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

The board of directors may, with the prior consent of the holders of voting common shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the board of directors has waived the application of the Rights Plan.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting common shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Board of Directors

The adoption of the Rights Plan does not in any way lessen or affect the duty of the board of directors to act honestly and in good faith with a view to the best interests of the Company. The board of directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

34

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Amendment

The Company may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement amend, vary or delete any of the provisions of the Shareholder Rights Plan Agreement. The Company may make amendments to the Shareholder Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of Shareholders, make amendments which are required to maintain the validity of the Shareholder Rights Plan Agreement due to changes in any applicable legislation, regulations or rules.

AUDIT COMMITTEE MATTERS

Audit Committee Charter

Vermilion has established an audit committee (the "Audit Committee") to assist the board of directors in carrying out its oversight responsibilities with respect to, among other things, financial reporting, internal controls and the external audit process of the Company. The Audit Committee Terms of Reference are set out in Schedule "C" to this annual information form.

Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether pursuant to applicable securities legislation, such member is considered independent, whether pursuant to applicable securities legislation, such member is considered financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
W. Kenneth Davidson (Chair)	Yes	Yes	Mr. Davidson holds Bachelor of Science degrees in Mathematics and Business and a Masters in Business Administration degree. Mr. Davidson has obtained significant financial experience and exposure to accounting including internal controls and procedures for financial reporting and complex financial issues as a director, officer or consultant to a number of companies involved in the banking and securities areas of the financial services sector.

Claudio A. Ghersinich	Yes	Yes	Mr. Ghersinich holds a B.Sc. Civil Engineering degree from the University of Manitoba. Mr. Ghersinich has obtained financial experience and exposure to accounting and financial issues in a role as a founder of Vermilion Resources Ltd. in 1994 and as an audit committee member of other public companies.

Joseph F. Killi	Yes	Yes	Mr. Killi holds a Bachelor of Science degree in Biochemistry, a Bachelor of Commerce degree and a Chartered Accountant designation. As a Chartered Accountant, Mr. Killi attained experience in preparing, auditing, analyzing and evaluating financial statements including internal controls and procedures for financial reporting. Mr. Killi has an understanding of the accounting principles used by the Company as well as the implications of those accounting principles on the Company's financial results. Mr. Killi has also obtained significant financial experience and exposure to accounting and financial issues in a number of senior positions with Parkbridge Lifestyle Communities Inc., Realex Properties Corp. and Trizec Corporation and in his role as a director and audit committee member of other public and private companies.

Larry J. Macdonald	Yes	Yes	Mr. Macdonald holds a Bachelor of Science degree in Geology. In 2005, Mr. Macdonald attended a financial literacy course at the University of Toronto's Rotman's School of Management in conjunction with the Institute of Corporate Directors. In addition, Mr. Macdonald has obtained financial experience and exposure to accounting and financial issues in a number of senior officer positions with Point Energy Ltd., Pointwest Energy Inc., Westpoint Energy Inc. and Anderson Exploration Ltd. and as a director, audit committee member and officer of a number of other public and private companies as well as not-for-profit organizations.

William F. Madison	Yes	Yes	Mr. Madison holds a Bachelor of Science in Petroleum Engineering. Mr. Madison has completed the Harvard Program for Management Development. Mr. Madison has obtained financial experience and exposure to accounting and financial issues as the Chairman of Montana Tech Foundation of the University of Montana System and as a senior executive of Marathon Oil Company and as a director, audit committee member and officer of other public and private companies.

35

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

External Audit Service Fees

Prior to the commencement of any work, fees for all audit and non-audit services provided by the Company’s auditors must be approved by the Audit Committee.

During the years ended December 31, 2011 and 2010, Deloitte & Touche LLP, the auditors of the Company, received the following fees from the Company:

Item	2011	2010
Audit fees(1)	$962,898	$1,299,697
Audit-related fees(2)	$107,500	$76,900
Tax fees(3)	$21,665	$22,239
All other fees(4)	$27,342	$13,000

Notes:

(1)	Audit fees consisted of professional services rendered by Deloitte & Touche LLP for the audit of the Company's financial statements for the years ended December 31, 2011 and 2010, fees for the review of the quarterly financial statements and services provided in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees consist of fees for review services related to non-routine regulatory filings such as short-form prospectus and business acquisition reports. Fees also include services related to review of accounting research in regards to the adoption of IFRS.
(3)	Tax fees consist of fees for tax compliance services, tax advice and tax planning.
(4)	All other fees consist of fees related to translation services.

MARKET FOR PRICE RANGE AND TRADING VOLUME OF SECURITIES

The outstanding Common Shares of the Company are listed and posted for trading on the TSX under the symbol VET. The following table sets forth the closing price range and trading volume of the Common Shares for the periods indicated:

2011	High	Low	Close	Volume (‘000s)
January	$47.80	$44.60	$47.36	3,413
February	$52.45	$45.87	$51.05	4,523
March	$51.45	$45.64	$50.53	4,637
April	$51.45	$48.77	$50.80	3,128
May	$51.50	$46.28	$50.89	3,692
June	$51.13	$47.56	$51.00	3,643
July	$51.01	$47.51	$47.91	2,441
August	$48.48	$40.38	$45.78	5,505
September	$46.47	$40.30	$44.04	3,698
October	$49.30	$38.62	$46.96	3,651
November	$50.90	$43.92	$47.66	7,181
December	$48.34	$42.88	$45.37	4,671

2012	High	Low	Close	Volume (‘000s)
January	$47.86	$44.26	$46.00	3,626
February	$49.47	$44.64	$48.65	3,434

CREDIT RATINGS

The following information relating to the Company's credit ratings is provided as it relates to the Company's financing costs, liquidity and operations.  Specifically, credit ratings affect the Company's ability to obtain short-term and long-term financing and the cost of such financing.  Additionally, the ability of the Company to engage in certain collateralized business activities on a cost effective basis depends on the Company's credit ratings.  A reduction in the current rating on the Company's debt by its rating agencies, particularly a downgrade below current ratings, or a negative change in the Company's ratings outlook could adversely affect the Company's cost of financing and its access to sources of liquidity and capital.  In addition, changes in credit ratings may affect the Company's ability to, and the associated costs of, (i) entering into ordinary course derivative or hedging transactions and may require the Company to post additional collateral under certain of its contracts, and (ii) entering into and maintaining ordinary course contracts with customers and suppliers on acceptable terms.

The Company's $225 million of Senior Unsecured Notes have a rating of BB (low)/Stable from DBRS Limited ("DBRS") and BB- from Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies (Canada) Corporation ("S&P").

36

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

DBRS rates long-term debt instruments by rating categories ranging from a high of "AAA" to a low of "D". All rating categories other than AAA and D also contain subcategories "(high)" and "(low)". The absence of either a "(high)" or "(low)" designation indicates the rating is in the middle of the category. A rating of "BB" is characterized by DBRS to be speculative, non investment-grade credit quality. The capacity for the payment of financial obligations is uncertain and vulnerable to future events. The "BB" category is the fifth highest of the ten available categories.

S&P rates long-term debt instruments by rating categories ranging from a high of "AAA" to a low of "D". The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. An obligation rated "BB" is characterized as less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. The "BB" category is the fifth highest of the ten available categories.

Vermilion Rating

DBRS Limited has provided a corporate credit rating of Vermilion of “BB (low”). A rating of “BB” is characterized by DBRS Limited to be speculative, non investment-grade credit quality. The capacity for the payment of financial obligations is uncertain and vulnerable to future events.

S&P has assigned a corporate credit rating of Vermilion of “BB-” with a stable outlook. An obligor rated “BB” is characterized by S&P as less vulnerable in the near term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments. The plus (+) or minus (-) modifiers indicate the relative standing within the assigned category. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. The credit ratings accorded to the Senior Unsecured Notes and the Company are not recommendations to purchase, hold or sell such securities and are not a comment upon the market price of the Company's securities or their suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A revision or withdrawal of a credit rating could have a material adverse effect on the pricing or liquidity of the Senior Unsecured Notes or the Common Shares in any secondary markets. Vermilion does not undertake any obligation to maintain the ratings or to advise holders of the Senior Unsecured Notes or the Common Shares of any change in ratings. Each agency's rating should be evaluated independently of any other agency's rating.

CONFLICTS OF INTEREST

The directors and officers of Vermilion are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Vermilion may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, Vermilion is not aware of any existing or potential material conflicts of interest between Vermilion and a director or officer of Vermilion.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or officer of the Company, nor any other insider of the Company, nor their associates or affiliates has or has had, at any time within the three most recently completed financial years ending December 31, 2011, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

LEGAL PROCEEDINGS

The Company is not party to any significant legal proceedings as of March 12, 2012.

MATERIAL CONTRACTS

The Company has not entered into any material contracts outside its normal course of business.

37

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

INTERESTS OF EXPERTS

As at the date hereof, principals of GLJ, the independent engineers for the Company, personally disclosed in certificates of qualification that they neither had nor expect to receive any common shares. The principals of GLJ and their employees (as a group) beneficially own less than one percent of any of the Company’s securities. Deloitte & Touche LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the standards of the Public Company Accounting Oversight Board (United States) and securities laws and regulations administered by the SEC.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company’s common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Company. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form. Shareholders and potential Shareholders should consider carefully the information contained herein and, in particular, the following risk factors.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of proved and probable reserves and future net revenues to be derived therefrom, including many factors beyond the Company's control. The reserve and future net revenue information set forth in this annual information form represents estimates only. The reserves and estimated future net cash flow from the Company's properties have been independently evaluation by GLJ with an effective date of December 31, 2011. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of crude oil and natural gas, operating costs, well abandonment and salvage values, royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on prices in use at the date the GLJ Report was prepared, and many of these assumptions are subject to change and are beyond the Company's control. Actual production and cash flow derived therefrom will vary from these evaluations, and such variations could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations, probabilistic methods and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Reserve estimates may require revision based on actual production experience. Such figures have been determined based upon assumed commodity prices and operating costs.

The present value of estimated future net revenue referred to in this annual information form should not be construed as the fair market value of estimated crude oil and natural gas reserves attributable to the Company's properties. The estimated discounted future revenue from reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net revenue will also be affected by factors such as the amount and timing of actual production, supply and demand for crude oil and natural gas, curtailments or increases in consumption by purchasers and changes in governmental regulations and taxation.

Volatility of Oil and Natural Gas Prices

The Company's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on Vermilion's cash flow which could have the effect of decreasing dividends.

38

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry in Canada and the foreign jurisdictions in which the Company operates, will not be changed in a manner which adversely affects the Company.

The Government of Alberta receives royalties on production of natural resources from lands in which it owns the mineral rights. A change in the royalty regime resulting in an increase in royalties would reduce Vermilion's earnings and could make future capital expenditures or Vermilion's operations uneconomic and could, in the event of a material increase in royalties, make it more difficult to service and repay outstanding debt. Any material increase in royalties would also significantly reduce the value of the Company's associated assets.

Government Regulations

Vermilion's operations are governed by many levels of government, including municipal, state, provincial and federal governments in Canada, France, the Netherlands, Australia and Ireland. Vermilion is subject to laws and regulations regarding health and safety issues, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences. The regulatory process involved in each of the countries in which Vermilion operates is not uniform and regulatory regimes vary as to complexity, timeliness of access to, and response from, regulatory bodies and other matters specific to each jurisdiction. If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and Vermilion may not be able to fully execute its strategy. Governments may also amend or create new legislation and regulatory bodies may also amend regulations or impose additional requirements which could result in increased capital, operating and compliance costs.

Competition

Vermilion actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, some of which have significantly greater financial resources than Vermilion. Vermilion's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Vermilion's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Operational Matters

The operation of oil and gas wells and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Vermilion and possible liability to third parties. Vermilion will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is commercially viable. Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair Vermilion's ability to satisfy its debt obligations or declare dividends.

Continuing production from a property, and to some extent the marketing of production, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties. Such circumstances could impair Vermilion's ability to satisfy its debt obligations or declare dividends.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Vermilion, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

39

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Vermilion or its assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on Vermilion. There can be no assurance that the Company will be able to satisfy its actual future environmental and reclamation obligations.

Kyoto Protocol

Australia, Canada, France, Ireland and the Netherlands are signatories to the United Nations Framework Convention on Climate Change and all have ratified the Kyoto Protocol established thereunder. Australia, Canada, France, Ireland and the Netherlands, as Annex B parties to the Kyoto Protocol, and France and Netherlands as a party to the European Union Regional Integration Organization, are required to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Canada has provided formal notice of its intent to withdraw from the Kyoto Protocol.

Vermilion's exploration and production facilities and other operations and activities in Australia, Canada, France, Ireland and the Netherlands will emit a small amount of greenhouse gasses which may subject Vermilion to legislation regulating emissions of greenhouse gases and which may include a requirement to reduce emissions or emissions intensity from Vermilion's operations and facilities. The direct or indirect costs of complying with emissions regulations may adversely affect the business of Vermilion in Australia, Canada, France, Ireland and the Netherlands.

Discretionary Nature of Dividends

The declaration and payment (including the amount thereof) of future cash dividends, if any, is subject to the discretion of the board of directors of the Company and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests under the ABCA for the declaration and payment of dividends. Depending on these and other factors considered relevant to the declaration and payment of dividends by the board of directors and management of the Company (some or all of which may be beyond the control of the board of directors and management of the Company), the Company may change its dividend policy from time to time. Any reduction of dividends may adversely affect the market price or value of Common Shares.

Debt Service

Vermilion may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by Vermilion may impair Vermilion's ability to satisfy its other obligations. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Vermilion of its debt obligations. Ultimately, this may result in lower levels of cash flow for the Company.

Lenders may be provided with security over substantially all of the assets of Vermilion and its Subsidiaries. If Vermilion becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may be able to foreclose on or sell the assets of Vermilion and/or its Subsidiaries.

Changes in Income Tax Laws

Income tax laws and administrative policies may be changed in a manner which adversely affects the Company and/or Shareholders.

Depletion of Reserves

The Company has certain unique attributes which differentiate it from other oil and gas industry participants. Dividends paid from cash flow generated in respect of properties, absent commodity price increases or cost effective acquisition and development activities, may decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Accordingly, absent capital expenditures or acquisitions of additional oil and gas properties, Vermilion's current production levels and reserves will decline.

Vermilion's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Vermilion's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Vermilion's reserves and production will decline over time as reserves are exploited.

40

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Net Asset Value

The net asset value of the assets of the Company from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the common shares from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Company's assets.

Volatility of Market Price of Common Shares

The market price of the Common Shares may be volatile. The volatility may affect the ability of Shareholders to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Forward-Looking Statements” in this annual information form. In addition, the market price for securities in the stock markets, including the TSX, has experienced significant price and trading fluctuations in recent years. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Common Shares.

Variations in Interest Rates and Foreign Exchange Rates

An increase in interest rates could result in a significant increase in the amount the Company pays to service debt, potentially impacting dividends to shareholders.

In addition, an increase in the exchange rate for the Canadian dollar versus the U.S. dollar would result in the receipt by the Company of fewer Canadian dollars for its production which may affect future dividends. The Company monitors and, when appropriate, uses derivative financial instruments to manage its exposure to currency exchange rate risks. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates may impact future dividends and the future value of the Company's reserves as determined by independent evaluators.

Increase in Operating Costs or Decline in Production Level

An increase in operating costs or a decline in Vermilion’s production level could have an adverse effect on Vermilion’s cash flow and, therefore, could reduce dividends to Shareholders and affect the market price of the common shares. The level of production may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Vermilion's control. A significant decline in production could result in materially lower revenues and cash flow and, therefore, could reduce dividends to Shareholders and affect the market price of the common shares.

Acquisition Assumptions

When making acquisitions, Vermilion estimates future performance of the assets to be acquired that may prove to be inaccurate.

Acquired assets are subject to inherent risks associated with predicting the future performance of those assets. Vermilion makes certain estimates and assumptions respecting the economic potential of the assets it acquires which may not be realized over time. As such, assets acquired may not possess the value Vermilion attributed to them, which could adversely impact cash flow.

Failure to Realize Anticipated Benefits of Prior Acquisitions

Vermilion has completed several acquisitions since December 31, 2009 that were completed to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits, including, among other things, potential cost savings. In order to achieve the benefits of these and future acquisitions, Vermilion will be dependent upon its ability to successfully consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner and to realize the anticipated growth opportunities and synergies from combining the acquired assets and operations with those of the Company. The integration of acquired assets and operations requires the dedication of management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during the process. The integration process may result in the disruption of ongoing business and customer relationships that may adversely affect Vermilion's ability to achieve the anticipated benefits of such prior acquisitions.

41

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

Additional Financing

Vermilion’s credit facility and any replacement credit facility may not provide sufficient liquidity. The amounts available under Vermilion's credit facility may not be sufficient for future operations, or Vermilion may not be able to obtain additional financing on attractive economic terms, if at all. Any failure to obtain financing may have a material adverse effect on Vermilion's business, and dividends to Shareholders may be reduced, suspended or eliminated.

To the extent that external sources of capital, including the issuance of additional common shares, become limited or unavailable, Vermilion's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent the Company is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available that may be declared payable as dividends will be reduced.

Potential Conflicts of Interest

Circumstances may arise where members of the board of directors or officers of Vermilion are directors or officers of corporations which are in competition to the interests of Vermilion. No assurances can be given that opportunities identified by such persons will be provided to Vermilion.

GAAP Adjustments

GAAP requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in Vermilion’s consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and may result in an inability to borrow funds and/or may result in a decline in the Common Share price.

Lower oil and gas prices increase the risk of write-downs of Vermilion’s oil and gas property investments. Under IFRS, PNG depletion units are aggregated into groups known as CGU’s for impairment testing.  CGUs are reviewed for indicators that the carrying value of the CGU may exceed its recoverable amount.  If an indication of impairment exists, the CGU’s recoverable amount is then estimated.  A CGU’s recoverable amount is defined as the higher of the fair value less costs to sell and its value in use.  If the carrying amount exceeds its recoverable amount an impairment loss is recorded to net earnings in the period to reduce the carrying value of the CGU to its recoverable amount. While these impairment losses would not affect cash flow, the charge to earnings could be viewed unfavourably in the market.

Market Accessibility

A decline in Vermilion’s ability to market oil and natural gas production could have a material adverse effect on its production levels or on the price that Vermilion receives for production which, in turn, could reduce Dividends to its Shareholders and the trading price of the common shares.

Vermilion’s business depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Canadian federal and provincial, as well as United States federal and state, regulation of oil and gas production, processing and transportation, tax and energy policies, general economic conditions, and changes in supply and demand could adversely affect Vermilion’s ability to produce and market oil and natural gas. If market factors change and inhibit the marketing of Vermilion production, overall production or realized prices may decline, which could reduce dividends to Shareholders.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information related to the remuneration and indebtedness of the directors and officers of the Company, and the principal holders of Common Shares and Rights to purchase Common Shares and securities authorized for issuance under the Company's equity compensation plans, where applicable, are contained in the information circular of the Company in respect of its most recent annual meeting of Shareholders involving the election of directors. Additional financial information is provided in the Company's audited financial statements and management's discussion and analysis for the year ended December 31, 2011.

42

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

SCHEDULE "A"

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)

To the Board of Directors of Vermilion Energy Inc. (the "Company"):

1.	We have evaluated the Company’s reserves data as at December 31, 2011. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2011, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2011, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified	Description and Preparation	Location of Reserves (Country or Foreign	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - M$)
Reserves Evaluator	Date of Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	February 3, 2012	Australia	-	812,688	-	812,688
GLJ Petroleum Consultants	February 3, 2012	Canada	-	941,711	-	941,711
GLJ Petroleum Consultants	February 3, 2012	France	-	1,171,994	-	1,171,994
GLJ Petroleum Consultants	February 3, 2012	Ireland	-	321,762	-	321,762
GLJ Petroleum Consultants	February 3, 2012	Netherlands	-	315,007	-	315,007
TOTAL				3,563,163		3,563,163

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our reports referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 3, 2012

“Jodi L. Anhorn”
Jodi L. Anhorn, M.Sc., P.Eng.
Executive Vice President & COO

43

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

SCHEDULE "B"

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Vermilion Energy Inc. (the "Company") are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2011, estimated using forecast prices and costs.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The report of the independent qualified reserves evaluators is presented in Schedule A to the Annual Information Form of the Company for the year ended December 31, 2011.

The Independent Reserves Committee of the Board of Directors of the Company has:

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)	reviewed the reserves data with Management and the independent qualified reserves evaluators.

The Independent Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management. The Board of Directors has, on the recommendation of the Audit and Independent Reserves Committees, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

“Lorenzo Donadeo”
Lorenzo Donadeo, President and Chief Executive Officer

“Curtis Hicks”
Curtis W. Hicks, Executive Vice President and Chief Financial Officer

“Larry J. Macdonald”
Larry J. Macdonald, Director and Chairman of the Board

“Claudio A. Ghersinich”
Claudio A. Ghersinich, Director

44

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

SCHEDULE "C"

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

I.	PURPOSE

The primary function of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing:

A.	The financial information that will be provided to the Shareholders and others;

B.	The systems of internal controls, management and the Board of Directors have established;

C.	All audit processes;

Primary responsibility for the financial reporting, information systems, risk management and internal controls of Vermilion Energy Inc. (“Vermilion”) is vested in management and is overseen by the Board.

II.	COMPOSITION AND OPERATIONS

A.	The Committee shall be composed of not fewer than three directors and not more than five directors, all of whom are independent[1] directors of Vermilion.

B.	All Committee members shall be “financially literate”[2] and at least one member shall have "accounting or related financial expertise". The Committee may include a member who is not financially literate, provided he or she attains this status within a reasonable period of time following his or her appointment and providing the Board has determined that including such member will not materially adversely affect the ability of the Committee to act independently.

C.	The Committee shall operate in a manner that is consistent with the Committee Guidelines outlined in Tab 8 of the Board Manual.

D.	Vermilion’s auditors shall be advised of the names of the Committee members and will receive notice of and be invited to attend meetings of the Committee, and to be heard at those meetings on matters relating to the Auditor's duties.

E.	The Committee has the authority to communicate with the external auditors as it deems appropriate to consider any matter that the Committee or auditors determine should be brought to the attention of the Board or Shareholders.

F.	The Committee shall meet at least four times each year.

III.	Duties and Responsibilities

Subject to the powers and duties of the Board, the Committee will perform the following duties:

A.	Financial Statements and Other Financial Information

The Committee will review and recommend for approval to the Board financial information that will be made publicly available. This includes:

i)	Review and recommend approval of Vermilion’s annual financial statements, MD&A and press release and report to the Board of Directors before the statements are approved by the Board of Directors;
ii)	Review and recommend approve for release Vermilion’s quarterly financial statements, MD&A and press release;
iii)	Satisfy itself that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from Vermilion’s financial statements, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures; and
iv)	Review the Annual Information Form and any Prospectus/Private Placement Memorandums.

[1]	Independence requirements, including those specifically for Audit Committee members, are described in the Appendix to Tab 6, Board Operating Guidelines.
[2]	The Board has adopted the NI 52-110 definition of “financial literacy”, which is an individual who is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

45

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

SCHEDULE "C"

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE (CONTINUED)

Review and discuss:

v)	The appropriateness of accounting policies and financial reporting practices used by Vermilion;
vi)	Any significant proposed changes in financial reporting and accounting policies and practices to be adopted by Vermilion;
vii)	Any new or pending developments in accounting and reporting standards that may affect Vermilion;
viii)	With management, the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements; and
ix)	Accounting, tax and financial aspects of the operations of the Corporation as the Committee considers appropriate.

B.	Risk Management, Internal Control and Information Systems

The Audit Committee will review and obtain reasonable assurance that the risk management, internal control and information systems are operating effectively to produce accurate, appropriate and timely management and financial information. This includes:

i)	Review Vermilion’s risk management controls and policies;
ii)	Obtain reasonable assurance that the information systems are reliable and the systems of internal controls are properly designed and effectively implemented through discussions with and reports from management, the internal auditor and external auditor; and
iii)	Review management steps to implement and maintain appropriate internal control procedures including a review of policies.

C.	External Audit

The External Auditor is required to report directly to the Committee, which will review the planning and results of external audit activities and the ongoing relationship with the external auditor. This includes:

i)	Review and recommend to the Board, for Shareholder approval, engagement and compensation of the external auditor;
ii)	Review the annual external audit plan, including but not limited to the following:
a)	engagement letter;
b)	objectives and scope of the external audit work;
c)	procedures for quarterly review of financial statements;
d)	materiality limit;
e)	areas of audit risk;
f)	staffing;
g)	timetable; and
h)	proposed fees.
iii)	Meet with the external auditor to discuss Vermilion’s quarterly and annual financial statements and the auditor's report including the appropriateness of accounting policies and underlying estimates;
iv)	Maintain oversight the External Auditor’s work and advise the Board, including but not limited to:
a)	The resolution of any disagreements between management and the External Auditor regarding financial reporting;
b)	Any significant accounting or financial reporting issue;
c)	The auditors' evaluation of Vermilion's system of internal controls, procedures and documentation;
d)	The post audit or management letter containing any findings or recommendation of the external auditor, including management’s response thereto and the subsequent follow-up to any identified internal control weaknesses;
e)	Any other matters the external auditor brings to the Committee’s attention; and
f)	Assess the performance and consider the annual appointment of external auditors for recommendation to the Board ensuring that such auditors are participants in good standing pursuant to applicable regulatory laws.
v)	Review the auditor’s report on all material subsidiaries; and
vi)	Review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with Vermilion and its affiliates in order to determine the external auditors’ independence, including, without limitation:
a)	Requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to Vermilion;
b)	Discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors; and
c)	Recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself of the external auditors’ independence.
vii)	Review and pre-approve any non-audit services to be provided by the external auditor's firm or its affiliates (including estimated fees), and consider the impact on the independence of the external audit; and
viii)	Meet periodically, and at least annually, with the external auditor without management present.

46

Vermilion Energy Inc.	AIF for the year ended December 31, 2011

SCHEDULE "C"

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE (CONTINUED)

D.	Compliance

The Committee shall:

i)	Ensure that the External Auditor’s fees are disclosed by category in the Annual Information Form in compliance with regulatory requirements;
ii)	Disclose any specific policies or procedures has adopted for pre-approving non-audit services by the External Auditor including affirmation that they meet regulatory requirements;
iii)	Assist the Governance and Human Resources Committee with preparing Vermilion’s governance disclosure by ensuring it has current and accurate information on:
a)	The independence of each Committee member relative to regulatory requirements for audit committees;
b)	The state of financial literacy of each Committee member, including the name of any member(s) currently in the process of acquiring financial literacy and when they are expected to attain this status; and
c)	The education and experience of each Committee member relevant to his or her responsibilities as Committee member.
iv)	Disclose if Vermilion has relied upon any exemptions to the requirements for Audit Committees under regulatory requirements.

E.	Other

The Committee shall:

i)	Establish and periodically review implementation of procedures for:
a)	The receipt, retention and treatment of complaints received by Vermilion regarding accounting, internal accounting controls, or auditing matters; and
b)	The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
ii)	Review and approve Vermilion hiring policies regarding partners, employees and former partners and employees of the present and former External Auditor;
iii)	Review insurance coverage of significant business risks and uncertainties;
iv)	Review material litigation and its impact on financial reporting;
v)	Review policies and procedures for the review and approval of officers’ expenses and perquisites; and
vi)	Review the policies and practices concerning the expenses and perquisites of the Chairman, including the use of the assets of Vermilion;
vii)	Review with external auditors any corporate transactions in which directors or officers of Vermilion have a personal interest; and
viii)	Review the terms of reference for the Committee annually and make recommendations to the Board as required.

IV.	ACCOUNTABILITY

A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on financial matters relative to Vermilion.

B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

47